EXHIBIT 99.1

Student Transportation Inc. Reports Fourth Quarter & Fiscal Year 2016 Results

Strong Performance, Revenue, Net Income Up Investment in Innovation & Technology Sets Stage for Promising Fiscal 2017

BARRIE, Ontario, Sept. 14, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or "the Company") today announced financial results for the fourth quarter and fiscal year ended June 30, 2016. All financial results are reported in U.S. dollars except as otherwise noted.

“We were very pleased with our strong performance and solid results in fiscal 2016 which were in line with our internal objectives and we are well-positioned for continued improvements in fiscal 2017,” said Denis J. Gallagher, STI Chairman and CEO. “Our year-end results reflect the positive impact of our fuel management and early stage returns from strategic investments in new technologies. It also reflects the work of our great people and the success of our innovative programs and new businesses, which are lowering costs and increasing efficiencies. Our year-over-year revenues increased 8.2 percent to $600.2 million from $554.8 million. Our Adjusted EBITDA* margin increased to 19.5 percent in fiscal 2016 compared to 18.4 percent in fiscal 2015, with Adjusted EBITDA* coming in at $117.1 million compared to $102.0 million for fiscal 2015. Our cash-calculated payout ratio decreased to 68.2 percent from 71.1 percent for the prior fiscal year, continuing the downward trend we predicted.”

For the fourth quarter of fiscal 2016, the Company reported revenue and Adjusted EBITDA* of $166.2 million and $38.6 million, respectively, compared to $152.5 million and $34.7 million for the fourth quarter of fiscal 2015. Net income per share for the fourth quarter of fiscal 2016 was $0.07, the same as fiscal 2015.

For the full year, the Company reported fiscal 2016 net income of $6.0 million or $0.06 per share, up from the $3.6 million or $0.04 per share reported for last year. The current year results include a non-cash impairment or write-down on the Company’s declining oil and gas assets of $1.6 million. “Adjusted for that non-cash write-down, our net income would have been $0.08 per share for the year," Gallagher added.

“Lower fuel costs and continued low interest rates created tailwinds that had a positive impact on our business this year, which will continue into fiscal 2017,” Gallagher explained. “Fuel seems to be positioned to remain low and we secured lower fuel lock-in prices from our vendors for the new 2017 fiscal year and now are locking in fiscal 2018 at even lower prices.”

In April 2016, the Company purchased the remaining five million shares held by its then largest shareholder at a discount to the market-trading price at the time. The Company cancelled those shares, effectively reducing the total shares outstanding by 5 percent for fiscal 2017 and reducing annual cash paid dividends by $2.2 million on those cancelled shares.

“We also decided to reset our senior credit facility to take advantage of the current low interest rate environment by first increasing the size of the facility, extending maturities by five years and taking out the higher priced senior secured notes we had in place that were set to mature shortly. We issued a new convertible debenture in August 2016 with a five-year term and 5.25 percent coupon to take out a higher priced 6.25 percent, but similar size, convertible debenture originally set to mature June 2018, further reducing interest expense and extending that maturity by the same five years,” Gallagher said. “These were great financial moves for us as the deals were essentially net debt neutral but lowered our cost of debt going forward. It demonstrates both our credit worthiness and the confidence of our strong and long time relationships with our various lenders. We were significantly oversold on demand for both debt issues, and again received leasing proposals well in excess of lease amounts utilized. Our current debt structure and lease availability provides historically low interest lines of credit and low rate leases that we can leverage to facilitate continued growth.”

Gallagher said the industry is facing low unemployment rates, which has resulted in driver shortages in some locations, putting upward pressure on wages throughout the transportation and service industries. “We’ve increased our recruiting efforts and raised wages across the board every year and will continue to invest in our people to enhance our family culture and subsequently our retention, but the tight labor market may continue to create headwinds through fiscal 2017,” he said. “However, we’re working hard to offset any increases with innovative services and by deploying new technology and telematics in our operations that help us lower operating costs. Optimization and running routes more efficiently are keys to addressing this as an industry. We do expect contract revenue prices to rise again as they did this past year. Last year I said we would improve operating cash flow per share by 5-7 percent for fiscal 2016. Well, we demonstrated that by improving net cash provided by operations by 25 percent on a weighted average share count, which is a huge improvement.”

The Company also announced the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share through the end of the second quarter of fiscal 2017. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

“We are already well into the start of the 2017 school and fiscal year,” Gallagher added. “Our core contracted school transportation business is well-positioned for strategic expansion. Our reputation for quality service, technology and cleaner, alternative fueled vehicles is playing a big role in sourcing new business opportunities. Our newly formed Managed Services Group is beginning its first full year of operations with new leadership and is concentrating on growing that business with few assets and less capital. SafeStop, the industry-leading school bus tracking app we created and developed for parents and school officials, is gaining more and more traction. It remains ‘best in market’ and is in demand with school district owned operations and private schools. We are looking to expand into universities, nursery schools and nursing homes as well as large and small transportation providers. SafeStop subscribers have more than doubled since the beginning of 2015 and we expect it to exceed our growth objectives by the end of the coming school year. We are committed to not only leading but staying ahead of the curve in this industry.”

Reconciliation of Net Income and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/16	6/30/15	6/30/16	6/30/15

Net income	$6,278	$6,980	$6,037	$3,655

Add back:
Income tax provision	3,011	1,934	2,838	84
Foreign currency (gain) loss	(140)	242	1,147	(136)
Other income, net	(797)	(736)	(1,127)	(3,481)
Non-cash (gain) loss on US$ 6.25% Convertible
Debentures conversion feature	(109)	(12)	177	(231)
Equity in net (income) loss of unconsolidated investment	-	(33)	11	(58)
Unrealized gain on foreign currency exchange contracts	-	(2,053)	-	(83)
Non-cash stock compensation	-	-	3,967	4,170
Interest expense	3,692	4,247	14,513	17,412
Impairment of oil and gas assets	438	-	1,638	-
Amortization expense	793	943	3,153	3,374
Depreciation and depletion expense	14,281	14,303	48,008	47,757
Operating lease expense	11,183	8,859	36,774	29,559
Adjusted EBITDA *	$38,630	$34,674	$117,136	$102,022

Results of Operations

	Three Months Ended		Twelve Months Ended
	June 30		June 30
	2016	2015	2016	2015

Revenues	$166,190	$152,454	$600,194	$554,751

Costs and expenses
Cost of operations	122,971	113,107	457,743	427,536
General and administrative	15,772	13,532	61,897	54,749
Non-cash stock compensation	-	-	3,967	4,170
Acquisition expense	-	-	192	3
Depreciation and depletion expense	14,281	14,303	48,008	47,757
Amortization expense	793	943	3,153	3,374
Impairment of oil and gas assets	438	-	1,638	-
Total operating expenses	154,255	141,885	576,598	537,589

Income from operations	11,935	10,569	23,596	17,162
	-	-	-	-
Interest expense	3,692	4,247	14,513	17,412
Foreign currency (gain) loss	(140)	242	1,147	(136)
Unrealized gain on foreign currency exchange contracts	-	(2,053)	-	(83)
Non-cash (gain) loss on US$ 6.25% Convertible
Debentures conversion feature	(109)	(12)	177	(231)
Other income, net	(797)	(736)	(1,127)	(3,481)

Income before income taxes and equity in net income (loss)
of unconsolidated investment	9,289	8,881	8,886	3,681
Equity in net income (loss) of unconsolidated investment	-	33	(11)	58
Income tax provision	3,011	1,934	2,838	84

Net income	$6,278	$6,980	$6,037	$3,655
Basic and diluted net income per common share	$0.07	$0.07	$0.06	$0.04

Conference Call
Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, September 15, 2016 at 10:00 am (ET) to discuss its results for the fiscal year 2016 ended June 30, 2016. Denis Gallagher, Chairman and Chief Executive Officer, will host the call which will include several members of the senior management team. Following management's presentation, there will be a brief question and answer session for analysts. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565.

To listen to a simultaneous webcast of the call, please go to the Company's website at least 15 minutes early to download and install any necessary audio software. If you are unable to listen live, the conference call webcast will be archived on the Company's website for 30 days. STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com and at the Company's website at www.rideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest and most trusted independent provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements
This press release includes certain statements that fall within the definition of "forward-looking statements" under applicable laws, including the Private Securities Litigation Reform Act of 1995. These statements include expectations of management regarding the Company's future revenue, growth, results of operations, performance and business prospects and opportunities, as well as various statements under "Outlook" section above. Any such statements are subject to risks and uncertainties, including overall economic and market conditions, federal, state and local government funding, competitors' and customers' actions, and weather conditions, which could cause actual results to differ materially from those anticipated, including those risks identified in the Company's filings with the Canadian Securities Administrators and the Securities and Exchange Commission. Accordingly, such statements should be considered in light of these risks. Any prediction by the Company is only a statement of management's belief at the time the prediction is made. There can be no assurance that any prediction once made will continue thereafter to reflect management's belief, and the Company does not undertake to update publicly its predictions or to make voluntary additional disclosures of nonpublic information, whether as a result of new information, future events or otherwise.

Investor Contacts:
Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
843-884-2720
dcoupe@ridesta.com